UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _______________

Commission file number 333-89839

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sun National Bank 401(k) Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc.
226 Landis Avenue
Vineland, New Jersey  08360

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 99.1.

The Consent of Independent Registered Public Accounting Firm is filed as Exhibit 23.

SIGNATURES

The Plan.  Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Sun National Bank 401(k) Plan

Date: June 26, 2009	By:	/s/ Debra Weiss
Debra Weiss
Its Plan Administrator

Sun National Bank 401(k) Plan

December 31, 2008

INDEX TO EXHIBITS

Exhibit
23	Consent of Independent Registered Public Accounting Firm – J.H. Cohn LLP
99.1	Sun National Bank 401(k) Plan Financial Statements